Exhibit 4.20

English summary of Letter of Project Investment Intent

arty B: Xinjiang Daqo New Energy Co., Ltd.
Signing Parties	Party A: The People’s Government of Guyang City, Baotou City Party B: Xinjiang Daqo New Energy Co., Ltd.
Date of Execution	December 18, 2021
Project Overview

(1) Project name: 300,000 tons/year high purity industrial silicon project and 200,000 tons/year organosilicon project (collectively, the “Project”).

(2) Project details: research and development and production of high purity industrial silicon and organosilicon and other products.

(3) Project site: Baotou Jinshan Industrial Park, Guyang County, Baotou City, Inner Mongolia.

(4) Investment amount: the total investment amount for the Project is expected to be RMB9 billion.

Rights and obligations of both parties

Main rights and obligations of Party A

Party A shall coordinate and assist Party B in obtaining energy consumption quota and ensure sufficient energy supply required for the Project, and coordinate with Baotou City Government to grant photovoltaic power station quota to Party B.

Main rights and obligations of Party B

Party B shall set up a company in Guyang County, Baotou City within one (1) month after execution of the formal investment agreement, and this company will be responsible for construction and operation of the Project.

Other Provisions

Party A undertakes to assist Party B in obtaining electric power support, financial subsidy and preferential tax treatment, to the extent that Party B satisfies relevant policy requirements.

This letter is an intent for investment between the Parties after preliminary negotiation, which will serve as basis for subsequent negotiation of the formal investment agreement between the Parties. Upon obtaining approval of the energy consumption quota for the Project by Party B, the Parties shall actively negotiate and enter into a formal investment agreement, which will supersede this letter.

The Parties shall try to resolve any dispute arising out of or in connection with this letter through negotiation.